UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For August 30, 2004

AssistGlobal Technologies Corp.

 (Translation of registrant's name into English)

1304 - 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  X

No

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-3679

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AssistGlobal Technologies Corp.

(Registrant)

"Sokhie Puar"

Date:   August 30, 2004

_________________________________

Mr. Sokhie Puar, Director

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

AssistGlobal Technologies Corp.

Cathedral Place

Suite 1304 - 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

August 31, 2004

Item 3.

Press Release

August 31, 2004, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

AssistGlobal Technologies Corp. pleased to announce that it has received approval for the listing of its common shares on the Frankfurt Stock Exchange.

Item 5.

Full Description of Material Change

See attached press release

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Sokhie Puar

Peeyush Varshney

Director

Corporate Secretary

(604) 684-2181

            (604) 684-2181

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 30th day of August 2004.	"Peeyush K. Varshney"
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

ASSISTGLOBAL TECHNOLOGIES CORP.

August 30, 2004

(No.2004-08-08)

AssistGlobal Announces Listing on The Frankfurt Stock Exchange

Vancouver, BC - August 30, 2004, - AssistGlobal Technologies Corp.  (CNQ: AGBT.U, NASD OTC BB: AGBTF and FWB: IGN1 ) (the "Company") is pleased to announce that it has received approval for the listing of its common shares on the Frankfurt Stock Exchange. The Company's common shares will trade under the symbol "IGN1" on the Frankfurt Stock Exchange (FWB), one of the world's largest trading centers for securities. The FWB is the largest of the eight German stock exchanges and is operated by Deutsche Borse AG. The FWB is an international trading center. This is reflected by its member structure in which approximately 140 of its more than 320 market participants come from abroad.

This listing marks an important step in AssistGlobal's corporate strategy to create shareholder value and increase exposure. The FWB listing will provide easy access to trading in the company's common shares for new and existing shareholders in the European community. "Through expansion of products and services into Europe, we have received keen interest from European investors in making an investment in AssistGlobal," stated AssistGlobal's CEO, Catherine Stauber. "The new FWB listing will not only facilitate investment in AssistGlobal by European investors but also create further liquidity and increased awareness of our Company."

Separately, the Company announces that its VP of Sales, Richard Variyan, has left the Company to pursue other opportunities. The Company and its Board of Directors would like to thank Richard for his past service and wish him well in his endeavors.

About AssistGlobal:

With more than 700 clients in 15 countries, AssistGlobal is a leader in the Facilities, Infrastructure and Project Management industry and has been providing first-rate products and services since 2000.

Software Sales

MicroViewFM Software for Facilities and Infrastructure Management provides reliable, robust mobile solutions to coordinate, simplify and enhance operational activities.  Facilities data can be recorded and updated on-the-fly using MicroView software for handheld computers (PDAs) - a valuable timesaver when mobilizing for large-scale reorganizations, corporate moves or undertaking extensive maintenance activities. The Company's existing products include MicroView Parking ManagerTM, HVAC and Electrical ModuleTM and MicroView/FMTM.

Application Hosting

AssistGlobal provides turnkey hosted solutions for Project and Facility Management software applications.  AssistGlobal hosts complex, robust vertical applications including products from Primavera Systems Inc. and Archibus Inc.  AssistGlobal offers complete, end-to-end solutions that enable its customers to launch new and enhanced services within tight deadlines, improve application performance and system security, reduce overall cost of ownership, and retain profitable customers. Applications are securely delivered through the Internet enabling global access to central data for geographically dispersed companies.

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone (604) 684-2181  Fax (604) 682-4768

Email: info@assistglobal.com website: www.assistglobal.com

Custom Solutions

AssistGlobal works with clients to provide custom solutions, which include custom application development and deployment for enterprise systems integration.

Key organizations using AssistGlobal technologies include:

-MetLife

-Blue Cross/Blue Shield

-The United States Army and Navy

            -Cedar Sinai, Mount Sinai and Methodist Hospitals

-The Universities of Texas, Colorado and Princeton

            -Unisys

-Macromedia

-The CIA

-Chase Manhattan Bank

-Intrawest

On behalf of the Board of Directors,

"Sokhie S. Puar"

Sokhie S. Puar

For Further Information Please Contact:

Mr. Bijay Singh

Director

Email:

bijay@snjcapital.com

Phone:

604-684-3783

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone (604) 684-2181  Fax (604) 682-4768

Email: info@assistglobal.com website: www.assistglobal.com